Exhibit 99.2

17 May 2018

Dear Sirs

Notice of change of auditor of Caledonia Mining Corporation Plc dated 11 May 2018

We have read the above referenced Notice and are in agreement with the statements contained in such Notice.

Yours faithfully

/s/ GRANT THORNTON

GRANT THORNTON

Registered Auditors

Practice Number: 903485E

J Barradas

Partner

Registered Auditor

Chartered Accountant (SA)